Exhibit 99.1

Biophytis strengthens its financial position and extends its cash runway into Q1 2027

•	Cash position strengthened to €3.0 million
•	Most 2026 share warrants exercised
•	Phase 2 study in obesity to start in Q1 2027
•	Hong-Kong JV to start operations for preparing Phase 3 study in sarcopenia

Paris (France) and Cambridge (Massachusetts, U.S.), August 31, 2026, at 07:00am CET – Biophytis SA (Euronext Growth Paris: ALBPS), (“Biophytis” or the “Company”), a pioneering company in the development of transformative therapies impacting longevity, today provides an update on its cash position and the actions undertaken to strengthen its financial structure.

Over the past few months, the Company has continued to implement its financial restructuring strategy, combining the mobilization of new resources primarily from the exercise of the 2026 warrants (BSA 2026) and the reduction of its financial debt through debt-to-equity conversion. These actions now make it possible to improve Biophytis's financial visibility and extend its cash runway into the first quarter of 2027.

A cash runway extended into the first quarter of 2027

The Company's cash position has been strengthened. Gross cash inflows amounted to €3.7 million, driven by the exercise of the large majority of the 2026 warrants, which generated proceeds of €2.5 million, and by drawdowns on the Hexagon bond financing facility totaling €1.2 million gross. Taking into account operating cash outflows of €0.7 million, cash stood at €3.0 million* as of August 31, 2026.

Change in Share Warrants (as of August 31, 2026)
Initial position (03/11/26)	Number of warrants exercised	Number of warrants remaining	Exercise price (€)	Total cash received (M€)	Number of shares issued
87 531 306*	64 485 321*	23 045 985*	0.0385*	2.48 €*	64 485 321*

A reduction in financial debt of more than 30%

Financial debt was reduced through debt-to-equity conversion totaling €1.4 million*. The Company's financial debt stood at €2.9 million* as of August 31, 2026, compared with €4.3 million as of December 31, 2025, representing a debt reduction of more than 30%.

Financial debt as of 12/31/2025 (M€)	Debt converted into equity (M€)	Financial debt as of 08/31/2026 (M€)*	Number of shares issued
4.27*	1.37*	2.90*	32 395 638*

*Estimated, pro forma and unaudited figures

These transactions are accompanied by a change in the number of shares outstanding, which reach approximately 240 million by August 31, 2026.

Initiation of the OBA clinical study in obesity

The available cash, combined with existing financing instruments, will be used to finalize preparation for the phase 2 OBA clinical study in obesity, to be initiated in the first quarter of 2027, to support the structuring

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of the joint venture in Asia - in particular, to obtain regulatory authorization to launch the phase 3 SARA study in sarcopenia in China - and, finally, to cover its operating needs into the first quarter of 2027.

*The Company indicates that the figures as of August 31, 2026 are pro forma and unaudited data.

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About BIOPHYTIS

Biophytis SA is a clinical-stage biotechnology company focused on developing drug candidates for age-related diseases. BIO101 (20-hydroxyecdysone), our lead drug candidate, is a small molecule in development for muscular diseases (sarcopenia, Phase 3 ready to start) and metabolic disorders (obesity, Phase 2 ready to start). The company is headquartered in Paris, France, with subsidiaries in Cambridge, Massachusetts, USA, and Brazil. The Company’s ordinary shares are listed on Euronext Growth Paris (ALBPS - FR001400OLP5) and its ADS (American Depositary Shares) are listed on the OTC market (BPTSY - US 09076G401). For more information, visit www.biophytis.com.

Disclaimer

This press release contains forward-looking statements. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "could," "seeks," "predicts," "intends," "trends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. Such forward-looking statements are based on assumptions that Biophytis considers to be reasonable. However, there can be no assurance that the statements contained in such forward-looking statements will be verified, which are subject to various risks and uncertainties. The forward- looking statements contained in this press release are also subject to risks not yet known to Biophytis or not currently considered material by Biophytis. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. Please also refer to the "Risk and uncertainties the Company is to face" section from the Company’s 2023 Financial Report available on BIOPHYTIS website (www.biophytis.com) and as exposed in the "Risk Factors" section of form 20-F as well as other forms filed with the SEC (Securities and Exchange Commission, USA).

We undertake no obligation to publicly update or review any forward-looking statement, whether because of new information or otherwise, except as required by law.

Biophytis Contacts

Investor Relations

Investors@biophytis.com

Media contacts

Antoine Denry: antoine.denry@taddeo.fr – +33 6 18 07 83 27

Nizar Berrada: nizar.berrada@taddeo.fr – +33 6 38 31 90 50

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